CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	June 28, 2026	December 28, 2025
Current assets:
Cash and cash equivalents	$268,302	$284,458
Trade accounts receivable (note 5)	1,076,375	955,670
Inventories (note 6)	2,168,338	2,370,165
Prepaid expenses, deposits and other current assets	214,585	140,271
Assets held for sale - other	46,690	—
Assets held for sale - Discontinued Operations (note 13)	757,895	959,313
Total current assets	4,532,185	4,709,877
Non-current assets:
Property, plant and equipment	1,322,980	1,467,719
Right-of-use assets	243,704	234,752
Intangible assets	2,993,003	3,021,414
Goodwill	844,793	868,848
Deferred income taxes	20,975	22,952
Other non-current assets	98,968	139,675
Total non-current assets	5,524,423	5,755,360
Total assets	$10,056,608	$10,465,237
Current liabilities:
Accounts payable and accrued liabilities	$1,032,114	$1,264,210
Income taxes payable	31,505	80,764
Current portion of lease obligations (note 9(d))	57,596	59,759
Current portion of long-term debt (note 7)	945,181	450,000
Liabilities held for sale - Discontinued Operations (note 13)	281,773	380,923
Total current liabilities	2,348,169	2,235,656
Non-current liabilities:
Long-term debt (note 7)	3,585,880	3,863,680
Lease obligations (note 9(d))	264,811	254,742
Deferred income taxes	364,614	401,097
Employee benefit obligations	104,828	118,409
Other non-current liabilities	47,664	29,432
Total non-current liabilities	4,367,797	4,667,360
Total liabilities	6,715,966	6,903,016
Equity:
Share capital	2,314,501	2,299,475
Contributed surplus	76,014	112,775
Retained earnings	902,369	1,170,259
Accumulated other comprehensive income (loss) (note 11)	47,758	(20,288)
Total equity attributable to shareholders of the Company	3,340,642	3,562,221
Total liabilities and equity	$10,056,608	$10,465,237
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2026 46

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Net sales (note 16)	$1,582,474	$918,504	$2,748,418	$1,630,176
Cost of sales (note 9(f))	1,122,712	629,129	2,010,302	1,118,864
Gross profit	459,762	289,375	738,116	511,312
Selling, general and administrative expenses (note 9(e))	193,840	81,740	412,494	169,060
Restructuring and acquisition-related costs (note 8)	90,023	8,141	151,000	13,112
Operating income	175,899	199,494	174,622	329,140
Financial expenses, net (note 9(b))	69,285	31,992	136,019	61,856
Earnings before income taxes	106,614	167,502	38,603	267,284
Income tax expense	16,213	29,573	3,254	44,673
Net earnings from continuing operations	90,401	137,929	35,349	222,611
Loss from discontinued operations, net of tax (note 13)	(140,355)	—	(151,092)	—
Net earnings (loss)	$(49,954)	$137,929	$(115,743)	$222,611

Other comprehensive income (loss), net of related income taxes (note 11):
Cash flow hedges	$30,043	$(18,393)	$59,402	$(28,846)
Actuarial loss on employee benefit obligations	(30)	—	(37)	—
Translation adjustments	(7,693)	—	8,644	—
	$22,320	$(18,393)	$68,009	$(28,846)
Comprehensive income (loss)	$(27,634)	$119,536	$(47,734)	$193,765
Earnings (loss) per share (note 12):
Basic earnings (loss) per share:
Continuing operations	$0.49	$0.91	$0.19	$1.47
Discontinued operations	(0.76)	—	(0.82)	—
Total	$(0.27)	$0.91	$(0.63)	$1.47
Diluted earnings (loss) per share:
Continuing operations	$0.49	$0.91	$0.19	$1.47
Discontinued operations	(0.76)	—	(0.82)	—
Total	$(0.27)	$0.91	$(0.63)	$1.47

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2026 47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended June 28, 2026 and June 29, 2025
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 28, 2025	185,152	$2,299,475	$112,775	$(20,288)	$1,170,259	$3,562,221
Share-based compensation	—	—	21,250	—	—	21,250
Shares issued under employee share purchase plan	17	1,017	—	—	—	1,017
Shares issued or distributed pursuant to vesting of restricted share units	1,132	27,943	(62,592)	—	—	(34,649)
Replacement awards (note 4)	—	—	2,641	—	—	2,641
Transaction costs on shares issued	—	(108)	—	—	—	(108)
Share repurchases for settlement of non-Treasury RSUs	(1,113)	(13,826)	—	—	(58,886)	(72,712)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,102	—	—	1,102
Dividends declared	—	—	838	—	(93,224)	(92,386)
Transactions with shareholders of the Company recognized directly in equity	36	15,026	(36,761)	—	(152,110)	(173,845)
Cash flow hedges (note 11)	—	—	—	59,402	—	59,402
Actuarial loss on employee benefit obligations	—	—	—	—	(37)	(37)
Translation adjustments (note 11)	—	—	—	8,644	—	8,644
Net earnings (loss)	—	—	—	—	(115,743)	(115,743)
Comprehensive income (loss) (note 11)	—	—	—	68,046	(115,780)	(47,734)
Balance, June 28, 2026	185,188	$2,314,501	$76,014	$47,758	$902,369	$3,340,642
Balance, December 29, 2024	152,411	$268,557	$69,920	$(27)	$1,118,201	$1,456,651
Share-based compensation	—	—	18,294	—	—	18,294
Shares issued under employee share purchase plan	18	868	—	—	—	868
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	575	13,168	(34,453)	—	—	(21,285)
Shares repurchased for cancellation (including share buyback taxes)	(2,895)	(5,362)	—	—	(135,664)	(141,026)
Share repurchases for settlement of non-Treasury RSUs	(501)	(882)	—	—	(24,875)	(25,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,540	—	—	1,540
Dividends declared	—	—	884	—	(69,341)	(68,457)
Transactions with shareholders of the Company recognized directly in equity	(2,520)	19,468	(16,981)	—	(229,880)	(227,393)
Cash flow hedges (note 11)	—	—	—	(28,846)	—	(28,846)
Net earnings	—	—	—	—	222,611	222,611
Comprehensive income (loss) (note 11)	—	—	—	(28,846)	222,611	193,765
Balance, June 29, 2025	149,891	$288,025	$52,939	$(28,873)	$1,110,932	$1,423,023
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2026 48

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Cash flows from (used in) operating activities:
Net earnings (loss)	$(49,954)	$137,929	$(115,743)	$222,611
Adjustments for:
Depreciation and amortization (note 9(a))	68,322	37,593	122,567	67,938
Non-cash restructuring (recoveries) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 8)	66,653	(54)	81,060	2,222
Impairment of assets held for sale (AHFS) - discontinued operations (note 13)	153,000	—	153,000	—
Loss on business dispositions (note 4)	12,615	—	12,615	—
Share-based compensation	8,767	9,514	21,344	18,374
Deferred income taxes	(12,266)	2,339	(36,757)	1,257
Other (note 14(a))	56,019	492	40,099	(1,292)
Changes in non-cash working capital balances (note 14(c))	44,280	382	(210,223)	(265,148)
Cash flows from operating activities	347,436	188,195	67,962	45,962

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(19,853)	(33,056)	(48,553)	(55,334)
Purchase of intangible assets	(1,294)	(1,328)	(2,883)	(2,369)
Business dispositions (note 4)	(21,945)	—	(21,945)	—
Proceeds on disposal of AHFS and other disposals of PP&E	167	198	44	213
Cash flows used in investing activities	(42,925)	(34,186)	(73,337)	(57,490)

Cash flows from (used in) financing activities:
Net (decrease) increase in amounts drawn under long-term bank credit facility	(655,000)	5,000	(240,000)	80,000
Net increase in commercial paper drawings	495,181	—	495,181	—
Proceeds from issuance of Senior unsecured notes	—	—	—	486,280
Repayment of delayed draw term loan	—	—	—	(300,000)
Other (note 14(d))	(116,150)	(148,986)	(265,902)	(268,144)
Cash flows used in financing activities:	(275,969)	(143,986)	(10,721)	(1,864)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,795)	497	(560)	609
Increase (decrease) in cash and cash equivalents during the period	26,747	10,520	(16,656)	(12,783)
Cash and cash equivalents, beginning of period	251,555	75,496	294,958	98,799
Cash and cash equivalents, end of period	$278,302	$86,016	$278,302	$86,016
Balances in the condensed interim consolidated statements of financial position:
Cash and cash equivalents	$268,302	$86,016	$268,302	$86,016
Cash and cash equivalents in current assets held for sale	10,000	—	10,000	—
Cash and cash equivalents, end of period	$278,302	$86,016	$278,302	$86,016

Cash paid during the period (included in cash flows from operating activities):
Interest	$86,691	$28,218	$132,727	$50,101
Income taxes, net of refunds	39,422	8,808	50,624	13,854
Supplemental disclosure of cash flow information (note 14).
See accompanying notes to unaudited condensed interim consolidated financial statements.
The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Condensed Interim Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.

QUARTERLY REPORT - Q2 2026 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the periods ended June 28, 2026
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and six months ended June 28, 2026 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2025 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new or amended accounting standards effective as of December 29, 2025 as described below in note 2(e).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 29, 2026.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters of the fiscal year.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Discontinued Operations:
On December 1, 2025, when the Company purchased HanesBrands Inc ("Hanes"), the Company considered HanesBrands Australia (“HAA”) to be as a component business acquired with a view to be resold. Immediately following the acquisition, management had taken steps to formalize its decision with the Board of Directors, engage financial advisors, identify potential buyers and commence a sale process. The Company expects to complete the sale of the business within twelve months from the date of acquisition.

As a result, the net assets of HAA acquired have been classified as held for sale and measured at their fair value less cost to sell as of the date of the Hanes acquisition. HAA has been classified as a discontinued operation in these condensed interim consolidated financial statements. Unless otherwise noted, discussion within these notes to the condensed interim consolidated financial statements relates to continuing operations. See note 13 “Businesses held for sale and discontinued operations” and note 17 "Events after the reporting period" for additional information about discontinued operations.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2. BASIS OF PREPARATION (continued):
(e) Initial application of new accounting standards and interpretations in the reporting period:
On December 29, 2025, the Company adopted the following new or amended accounting standards:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance-linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The adoption of these standards, at the beginning of this interim period, was applied prospectively, in accordance with the respective transition provisions. The prospective application means that the new requirements are applied only to transactions, events, or balances occurring after the date of initial application, with no restatement of prior periods. The adoption of these standards did not have an impact on the Company’s condensed interim consolidated financial statements. As a result, there were no adjustments to the opening balances of assets, liabilities, or equity as at the date of initial application.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

QUARTERLY REPORT - Q2 2026 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS/DISPOSITIONS:
Champion Japan
On June 15, 2026, the Company completed the sale of Champion Japan, a business acquired on December 1, 2025 as part of the Hanes acquisition. The disposed business comprised current assets, including trade accounts receivable, inventories, and other current assets; non-current assets, including property, plant and equipment, right-of-use assets, and other non-current assets; and current and non-current liabilities, including accounts payable and accrued liabilities, lease obligations, employee benefit obligations, and other non-current liabilities.

The aggregate carrying value of the net assets disposed of was $12.6 million (including cash of $21.9 million). As no proceeds were received from the disposition, the full carrying value of the net assets disposed of $12.6 million was recognized as a loss on disposal within discontinued operations in the condensed interim consolidated statements of earnings for the three and six months ended June 28, 2026.

Hanes
On December 1, 2025, the Company acquired 100% of the common shares of Hanes for a total purchase price of $2.3 billion. These condensed interim consolidated financial statements include the results of Hanes as a consolidated subsidiary from December 1, 2025. Hanes is a global apparel company recognized for producing everyday clothing that emphasizes comfort, quality, and value. Its portfolio includes several iconic brands such as Hanes, the leading basic apparel brand in the U.S. The acquisition will allow the Company to expand scale and enhance its competitive position in the basic apparel market.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair value of assets acquired and liabilities assumed, which the Company expects to finalize by the one year anniversary of the acquisition date, at the latest. Goodwill is attributable primarily to the Hanes assembled workforce, business processes and the synergies expected to be achieved from integrating Hanes into the Company’s existing business, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

QUARTERLY REPORT - Q2 2026 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
4. BUSINESS ACQUISITIONS/DISPOSITIONS (continued):

Hanes (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	December 28, 2025	Measurement‑period adjustment[1]	June 28, 2026
Assets acquired:
Trade accounts receivable	$316,008	$—	$316,008
Income taxes receivable	18,303	—	18,303
Inventories	1,131,093	—	1,131,093
Prepaid expenses, deposits and other current assets	59,421	—	59,421
Assets held for sale	941,203	16,405	957,608
Property, plant and equipment	310,969	(3,633)	307,336
Right-of-use assets	138,471	—	138,471
Other non-current assets	59,924	—	59,924
Deferred income taxes	2,517	—	2,517
Intangible assets	2,780,494	(2,829)	2,777,665
	$5,758,403	$9,943	$5,768,346

Liabilities assumed:
Accounts payable and accrued liabilities	$612,644	$(3,982)	$608,662
Income taxes payable	60,667	(2,581)	58,086
Current portion of lease obligations	31,422	(1,705)	29,717
Current portion of long-term debt	136,047	—	136,047
Liabilities held for sale	372,520	(5,617)	366,903
Lease obligations	168,191	(2,868)	165,323
Long-term debt	2,334,759	—	2,334,759
Employee benefit obligations	76,461	—	76,461
Other non current liabilities	16,679	—	16,679
Deferred income taxes	379,154	1	379,155
	$4,188,544	$(16,752)	$4,171,792

Goodwill	597,171	(24,055)	573,116
Net assets acquired at fair value	$2,167,030	$2,640	$2,169,670

Cash consideration paid at closing, net of cash acquired	$122,717	$—	$122,717
Issuance of common stock	2,014,571	—	2,014,571
Equity Awards	29,742	2,640	32,382
	$2,167,030	$2,640	$2,169,670
1) The adjustments presented above relate to measurement period adjustments to the preliminary purchase price allocation (PPA) for the Hanes acquisition. These adjustments were made during the measurement period as permitted under IFRS 3, Business Combinations, and reflect new information obtained about facts and circumstances that existed as of the acquisition date, or corrections which are not material. The measurement period allows for the refinement of provisional amounts recognized at the acquisition date and does not exceed one year from the acquisition date. The measurement period adjustments were made during the six month period ended June 28, 2026, and the impact on the 2025 financial statements from retrospectively applying these adjustments to the consolidated statement of earnings is not material.

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. TRADE ACCOUNTS RECEIVABLE:

	June 28, 2026	December 28, 2025
Trade accounts receivable	$1,088,744	$966,762
Allowance for expected credit losses	(12,369)	(11,092)
	$1,076,375	$955,670

As at June 28, 2026, trade accounts receivable being serviced under receivables purchase agreements amounted to $871.5 million (December 28, 2025 - $777.0 million). The two receivables purchase agreements allow for the sale of a maximum of $975 million and $150 million, respectively, of accounts receivables at any one time. The first agreement expires on June 15, 2027, subject to annual extensions, and the other agreement does not have a specified expiry date and may be terminated by either party with 90 days’ prior written notice. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreements and the cash received at the time of transfer was $9.3 million and $17.0 million (2025 - $3.9 million and $7.4 million) for the three and six months ended June 28, 2026, respectively, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Allowance for expected credit losses, beginning of period	$(10,159)	$(12,768)	$(11,092)	$(11,061)
Impairment of trade accounts receivable	(340)	(560)	(628)	(2,537)
Other adjustments including write offs and recoveries	(1,870)	(70)	(649)	200
Allowance for expected credit losses, end of period	$(12,369)	$(13,398)	$(12,369)	$(13,398)

6. INVENTORIES:

	June 28, 2026	December 28, 2025
Raw materials and spare parts inventories	$256,022	$253,219
Work in progress	146,020	145,395
Finished goods	1,766,296	1,971,551
	$2,168,338	$2,370,165

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		June 28, 2026	December 28, 2025
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.2%	$—	$240,000	Mar 2031
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	352,100	365,600	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	140,840	146,240	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.1%	105,630	109,680	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.4%	140,840	146,240	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	246,470	255,920	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600,000	600,000	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600,000	600,000	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	300,000	300,000	Aug 2029
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.3%	600,000	600,000	Dec 2028
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.2%	500,000	500,000	Dec 2027
		$3,585,880	$3,863,680
Current portion of long-term debt
U.S. commercial paper program(6)	4.3%	$495,181	$—	Varies(6)
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(7)	2.9%	100,000	100,000	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(7)(8)	2.9%	50,000	50,000	Aug 2026
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.8%	300,000	300,000	Jun 2026
		$945,181	$450,000
Long-term debt (including current portion)		$4,531,061	$4,313,680
(1)Represents the annualized effective interest rate for the six months ended June 28, 2026, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1.6 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the Company's credit rating (as defined in the credit facility agreement and its amendments). In addition, an amount of $29.2 million (December 28, 2025 - $30.7 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments). Subsequent to quarter end, the term loan was fully repaid on its maturity date of June 30, 2026, with funds from operating activities.
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances plus a spread ranging from 1% to 2% based on the Company's credit rating (as defined in the term loan agreements and its amendments).
(6)The aggregate principal amount outstanding thereunder at any time is limited to $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. The U.S. commercial paper notes are short-term notes with maturity of 397 days or less with an interest rate fixed at the time of issuance from time to time. The 4.3% effective interest rate represents the weighted-average interest rate on these borrowings.
(7)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(8)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

QUARTERLY REPORT - Q2 2026 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. LONG-TERM DEBT (continued):

On March 20, 2026 the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1.2 billion to $1.6 billion, effective the same date.

On May 15, 2026, the Company established a commercial paper program in the United States on a private placement basis. The commercial paper program allows the Company to issue, at its discretion, unsecured commercial paper notes with maturities not exceeding 397 days. The aggregate principal amount of unsecured commercial paper notes outstanding at any given time thereunder cannot exceed $1.6 billion. The U.S. commercial paper program is supported by the Company’s committed unsecured revolving credit facility. As at June 28, 2026, the Company had total commercial paper borrowings of U.S. $495 million, presented in "Current portion of long-term debt" on the Company's condensed interim consolidated statements of financial position (December 28, 2025 - nil). The weighted average interest rate on these borrowings was 4.3% as at June 28, 2026.

The Company presents issuances and repayments of commercial paper, all of which have a maturity of less than 30 days, in the Company's condensed interim consolidated statements of cash flows on a net basis.

Under the terms of the revolving facility, term loan facilities and U.S. private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants as at June 28, 2026.

8. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Employee termination and benefit costs	$11,930	$3,551	$39,039	$3,551
Exit, relocation and other costs	1,786	3,958	3,453	6,653
Net loss (gain) on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	66,621	(55)	81,028	2,221
Acquisition-related transaction and integration costs	9,686	687	27,480	687
Restructuring and acquisition-related costs	$90,023	$8,141	$151,000	$13,112

Restructuring and acquisition-related costs for the six months ended June 28, 2026 primarily reflect expenses associated with the integration of Hanes. These costs include $39.0 million for severance and other related charges (mainly for the closures of manufacturing facilities, including a hosiery manufacturing facility, two textile manufacturing facilities, and a sewing facility), $71.9 million for the write-off of equipment related to these facility closures, and include $7.9 million related to exit costs from terminating leases and the impairment of a distribution centre located in the U.S. The period also includes $3.0 million in transaction costs related to the HAA (which is classified as a discontinued operation) sale process. In addition, $21.1 million was incurred for other Hanes integration-related expenses (including consulting and IT costs), $2.7 million in additional transaction costs, and $2.9 million in other exit and relocation costs associated with the closure of the hosiery manufacturing facility and a sewing facility. Unrelated to Hanes, there is approximately $2.5 million of other charges including costs relating to restructuring activities initiated in previous years. Restructuring and acquisition-related costs for the six months ended June 29, 2025 include $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $3.1 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years.

QUARTERLY REPORT - Q2 2026 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Depreciation of property, plant and equipment	$32,832	$28,872	$66,278	$57,790
Depreciation of right-of-use assets	11,852	3,829	23,802	7,770
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	9,031	1,734	3,523	(3,932)
Amortization of intangible assets, excluding computer software	11,911	1,924	23,572	3,847
Amortization of computer software	2,696	1,234	5,392	2,463
Depreciation and amortization included in net earnings	$68,322	$37,593	$122,567	$67,938

Included in property, plant and equipment as at June 28, 2026 is $38.4 million (December 28, 2025 - $47.1 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at June 28, 2026 is $6.4 million (December 28, 2025 - $5.6 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at June 28, 2026, the Company has approximately $54.5 million in commitments to purchase property and equipment, mainly related to manufacturing operations.

(b) Financial expenses, net:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Interest expense on financial liabilities recorded at amortized cost	$54,042	$25,619	$106,461	$49,653
Bank and other financial charges	12,561	5,650	22,410	11,197
Interest earned on tariff refunds	(1,012)	—	(1,012)	—
Interest accretion on discounted lease obligations	4,047	1,312	7,764	2,692
Interest accretion on discounted provisions	127	134	253	244
Foreign exchange loss (gain)	(480)	(723)	143	(1,930)
Financial expenses, net	$69,285	$31,992	$136,019	$61,856

(c) Related party transaction:
The Company incurred expenses for aircraft and other services of $0.4 million (2025 - $0.3 million) and $0.7 million (2025 - $0.6 million), respectively, for the three and six months ended June 28, 2026, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at June 28, 2026, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.4 million (December 28, 2025 - $0.1 million).

As at June 28, 2026, the Company has a commitment of $0.7 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2026.

QUARTERLY REPORT - Q2 2026 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the condensed interim consolidated statements of financial position:

	June 28, 2026	December 28, 2025
Current	$57,596	$59,759
Non-current	264,811	254,742
	$322,407	$314,501

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at June 28, 2026:

June 28, 2026
Less than one year	$77,585
One to five years	188,879
More than five years	121,211
$387,675

For the three and six months ended June 28, 2026, the total cash outflow for recognized lease obligations (including interest) was $19.3 million and $36.5 million (2025 - $5.8 million and $11.6 million), respectively, of which $15.2 million and $28.7 million (2025 - $4.5 million and $8.9 million), respectively, was included as part of cash outflows used in financing activities.

(e) Government assistance:
For the three and six months ended June 28, 2026 the Company recognized $5.4 million and $10.5 million (2025 - $3.8 million and $8.3 million), respectively, in cost of sales relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. For the three and six months ended June 28, 2026, the Company recognized $9.5 million and $20.9 million (2025 - $11.6 million and $19.7 million), respectively, for this jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income.

During fiscal 2025, the Government of Barbados enacted the Economic Diversification and Growth Fund Bill (“EDGF”), in order to increase employment and economic growth in Barbados. In early 2026, the Company submitted an application to the EDGF as part of its Hanesbrands integration plan and received confirmation during the second quarter of fiscal 2026 that its application was accepted as submitted. For the three and six months ended June 28, 2026, the Company recognized $37.5 million receivable from the EDGF within prepaid expenses, deposits and other current assets in the condensed interim consolidated statements of financial position and as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income, of which $25 million relates to conditions met in fiscal 2025 and $12.5 million relates to fiscal 2026.

QUARTERLY REPORT - Q2 2026 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(f) Tariff refunds:
During the three and six months ended June 28, 2026, the Company recognized approximately $30 million related to Phase I International Emergency Economic Powers Act ("IEEPA") tariff refunds under U.S. Customs and Border Protection's ("CBP") refund process. Of the $30 million recognized, approximately $25 million was recorded as a reduction of cost of sales, $1 million as interest income, and approximately $4 million was recorded as a reduction of inventory.

With respect to Phase II IEEPA tariff refunds under CBP, the Company expects to recognize approximately $180 million as a reduction to cost of sales when the amounts become virtually certain to be received. As at June 28, 2026, the refund was probable but not virtually certain to be received and therefore the amount was not yet recognized. In addition, the Company expects to recover approximately $15 million with respect to IEEPA tariff refunds that did not fall in the scope of the Phase I and Phase II refund process, however as at June 28, 2026, both the timing and recoverability of such amounts remained uncertain, and accordingly, no amount has been recognized.

QUARTERLY REPORT - Q2 2026 59

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	June 28, 2026	December 28, 2025
Financial assets
Amortized cost:
Cash and cash equivalents	$268,302	$284,458
Trade accounts receivable	1,076,375	955,670
Financial assets included in prepaid expenses, deposits and other current assets	118,396	69,234
Long-term non-trade receivables included in other non-current assets	56,746	65,519
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	31,920	3,493
Derivative financial assets included in other non-current assets	1,944	23,242
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$1,015,542	$1,251,927
Long-term debt - bearing interest at variable rates	2,350,811	2,099,680
Long-term debt - bearing interest at fixed rates(2)	2,180,250	2,214,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	16,572	12,283
Derivative financial liabilities included in other non-current liabilities	7,220	—
(1) Accounts payable and accrued liabilities include $78.9 million (December 28, 2025 - $78.1 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $60.1 million (December 28, 2025 - $120.1) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 5 to these unaudited condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $2,194.7 million as at June 28, 2026 (December 28, 2025 - $2,229.6 million).

QUARTERLY REPORT - Q2 2026 60

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 1, 2, 3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as a cash flow hedges, and to the extent that the hedges are effective, the portion of the change in fair value of the swaps that is attributable to the hedged foreign‑currency risk is recognized in other comprehensive income. Amounts accumulated in OCI are reclassified to the statement of income as the hedged interest payments impact net income and as the revaluation of the principal on the notes affects profit or loss.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2026 61

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(8,496)	$14,308	$(28,124)	$13,553
Commodity price risk	8,348	(4,022)	49,525	(8,171)
Interest rate risk	(329)	195	(1,371)	117

Income taxes	984	889	(1,560)	896

Amounts reclassified from OCI to inventory, related to commodity price risk	7,120	4,215	(79)	6,242

Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(183)	1,082	318	(475)
Selling, general and administrative expenses	(116)	177	(386)	842
Financial expenses, net	22,767	(35,379)	41,228	(42,068)
Income taxes	(52)	142	(149)	218

Translation adjustments	(7,693)	—	8,644	—
Other comprehensive income (loss)	$22,350	$(18,393)	$68,046	$(28,846)

As at June 28, 2026, accumulated other comprehensive gains of $47.8 million consisted of net deferred gains from translation adjustments of $25.5 million, net deferred gains on commodity forward, option, and swap contracts of $23.7 million, net deferred gain on interest rate swaps of $0.2 million, net deferred gain on forward foreign exchange contracts of $2.0 million, partially offset by net deferred losses on cross currency interest rate swap contracts of $3.3 million and net deferred tax payable of $0.3 million. Approximately $9.8 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2026 62

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. EARNINGS (LOSS) PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Net earnings (loss)
Continuing operations	$90,401	$137,929	$35,349	$222,611
Discontinued operations	(140,355)	—	(151,092)	—
Total	$(49,954)	$137,929	$(115,743)	$222,611
Basic earnings (loss) per share:
Continuing operations	$0.49	$0.91	$0.19	$1.47
Discontinued operations	(0.76)	—	(0.82)	—
Total	$(0.27)	$0.91	$(0.63)	$1.47
Diluted earnings (loss) per share:
Continuing operations	$0.49	$0.91	$0.19	$1.47
Discontinued operations	(0.76)	—	(0.82)	—
Total	$(0.27)	$0.91	$(0.63)	$1.47
Basic weighted average number of common shares outstanding	185,176	150,762	185,159	151,318
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	33	53	34	81
Diluted weighted average number of common shares outstanding	185,209	150,815	185,193	151,399

Excluded from the above calculation for the three and six months ended June 28, 2026 are 1.6 million Treasury RSUs (2025 - 1.7 million), which are considered contingently issuable shares for which performance conditions have not been met as at June 28, 2026.

Excluded from the above calculation for the three and six months ended June 28, 2026 are nil Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q2 2026 63

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. BUSINESSES HELD FOR SALE AND DISCONTINUED OPERATIONS:
In December 2024, Hanes finalized plans to exit the Champion Japan business, and therefore the assets and liabilities of Champion Japan were recorded as held for sale. On June 15, 2026, the Company completed the sale of Champion Japan. Refer to note 4 of these condensed interim consolidated financial statements for additional information. As described in note 2(d), the assets and liabilities of HAA are reported as held for sale, and HAA's and Champion Japan's results of operations are classified as discontinued operations.

As at June 28, 2026, the Company recorded an impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The impairment reflected a decline in the estimated recoverable amount due to unfavorable recent market conditions within Australia. Refer to note 17 "Events after the reporting period" for additional information.

Assets and liabilities of businesses classified as held for sale in the condensed interim consolidated statements of financial position consist of the following:

	June 28, 2026	December 28, 2025

Assets held for sale - HAA	$757,895	$906,236
Assets held for sale - Champion Japan	—	53,077
	$757,895	$959,313

Liabilities held for sale - HAA	$281,773	$309,262
Liabilities held for sale - Champion Japan	—	71,661
	$281,773	$380,923

The key components of the operating results of the discontinued operations are as follows:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025

Net sales	$201,180	$—	$390,338	$—
Cost of sales	89,058	—	198,512	—
Gross profit	112,122	—	191,826	—
Selling, general and administrative expenses	72,259	—	147,758	—
Operating income	39,863	—	44,068	—
Other expenses	99	—	208	—
Financial expenses, net	11,232	—	22,489	—
Earnings from operating activities, before income taxes	28,532	—	21,371	—
Income tax expense	3,272	—	6,848	—
Earnings from operating activities, net of tax	25,260	—	14,523	—
Impairment of HAA	153,000	—	153,000	—
Loss on sale of Champion Japan (note 4)	12,615	—	12,615	—
Loss from discontinued operations, net of tax	$(140,355)	$—	$(151,092)	$—

QUARTERLY REPORT - Q2 2026 64

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Unrealized net (gain) loss on foreign exchange and financial derivatives	$(830)	$(49)	$6,711	$1,721
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	24,075	(6,394)	18,322	(5,711)
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	706	(92)	845	(183)
Other non-current assets	19,143	7,277	14,018	4,728
Other non-current liabilities	12,925	(250)	203	(1,847)
	$56,019	$492	$40,099	$(1,292)
(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$3,310	$82	$1,497	346
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	—	—	(455)	—
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	—	1,550	—	2,476
Additions to right-of-use assets included in lease obligations	53,755	8,739	53,753	9,030
Shares repurchased for cancellation included in accounts payable and accrued liabilities	—	573	—	533
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	184	10	27,943	16,414
Deferred compensation credited to contributed surplus	—	(476)	(1,102)	(1,540)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	838	—	838	884
Withholding taxes payable pursuant to the settlement of non-Treasury RSUs	1,474	—	(17,326)	—
Dividends payable	(46,204)	(34,625)	—	—

QUARTERLY REPORT - Q2 2026 65

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
14. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(c) Changes in working capital balances:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Trade accounts receivable	$(61,130)	$(41,709)	$(105,781)	$(160,270)
Income taxes	(58,070)	1,833	(48,453)	4,853
Inventories	260,687	15,616	248,279	(101,026)
Prepaid expenses, deposits and other current assets	(51,345)	(22,075)	(46,880)	(23,202)
Accounts payable and accrued liabilities	(45,862)	46,717	(257,388)	14,497
	$44,280	$382	$(210,223)	$(265,148)

(d) Cash flows used in financing activities - other items:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Proceeds from the issuance of shares	$488	$424	923	9,218
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	138	(87)	(51,975)	(21,285)
Dividends paid	(92,386)	(68,457)	(92,386)	(68,457)
Repurchase and cancellation of shares	—	(76,369)	—	(138,018)
Payment of lease obligations	(25,259)	(4,497)	(48,127)	(8,935)
Share repurchases for settlement of non-Treasury RSUs	(1,247)	—	(72,712)	(25,757)
Payment of tax on shares repurchased for cancellation under normal course issuer bid program	—	—	(3,330)	(14,910)
Transaction costs on equity issuance	—	—	(108)	—
Deferred financing costs	2,116	—	1,813	—
	$(116,150)	$(148,986)	$(265,902)	$(268,144)

QUARTERLY REPORT - Q2 2026 66

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

The Company records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. The Company reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

16. DISAGGREGATION OF REVENUE:
As a result of the Hanes acquisition, the Company has implemented a realignment of its internal sales teams to more closely align with its go-to-market strategy. As a result, effective the first quarter of fiscal 2026, the Company has transitioned from disclosing net sales for Activewear and Innerwear to providing the same information on a Retail and Wholesale basis. Wholesale comprises sales to distributors, screenprinters, embellishers and global lifestyle brand customers. Retail comprises sales to mass merchants, department stores, national chains, specialty retailers, online retailers and directly to consumers.

Net sales by channel were as follows:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
Wholesale	$769,385	$781,370	$1,321,445	$1,407,770
Retail	813,089	137,134	1,426,973	222,406
	$1,582,474	$918,504	$2,748,418	$1,630,176
The Company recast comparative figures to conform to the current period's presentation.

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	June 28, 2026	June 29, 2025	June 28, 2026	June 29, 2025
United States	$1,438,621	$825,567	$2,507,699	$1,458,128
Canada	42,870	32,032	67,823	59,966
International	100,983	60,905	172,896	112,082
	$1,582,474	$918,504	$2,748,418	$1,630,176
17. EVENTS AFTER THE REPORTING PERIOD:

On July 29, 2026 the Company entered into a definitive agreement to divest HAA for approximately $700 million Australian dollars (or approximately $490 million), subject to customary working capital and net debt adjustments at closing. The closing of the transaction is subject to the receipt of required regulatory approvals and customary closing conditions.

QUARTERLY REPORT - Q2 2026 67